Exhibit 99.1

Press Release

Eltek Reports 2021 First Quarter Financial Results

•	Revenues of $7.2 million in the first quarter of 2021 compared to $9.2 million in the first quarter of 2020
•	Gross profit of $1.1 million in the first quarter of 2021 compared to $1.8 million in the first quarter of 2020
•	Net profit of $223,000 in the first quarter of 2021 compared to net profit of $541,000 in the first quarter of 2020
•	Achieved positive cash flow provided by operating activities of $2.5 million during the first quarter of 2021
•	Cash and cash equivalents as of March 31, 2021 were $6.4 million

Petach Tikva, Israel (May 20, 2021) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended March 31, 2021.

“Despite the global challenges we encountered related to both the Covid-19 pandemic and the shortage of key raw materials, we were able to respond quickly, maintain operational efficiency and remain profitable in the first quarter”, said Eli Yaffe, Chief Executive Officer of Eltek. “We expect that revenues will rebound during the rest of the year and lost sales will be recovered upon the expected availability of key raw material (Pyralux AP) which was in short supply and with the authorization of the use of alternative raw materials by our customers,” added Mr. Yaffe. “The approval process with our customers for the use of the alternative raw materials is proceeding as planned and, is reducing our production costs. In addition, we are exploring ways to strengthen our position in the multi-billion dollar PCB market in North America, and can serve as a rapid growth engine for Eltek”, further explained Mr. Yaffe.

“We are operating in a challenging business environment and making the necessary adjustments to increase revenues, expand our operating efficiencies, improve customer satisfaction and maintain sustained profitability. We plan to strengthen our sales activities and continue our investments in new equipment to expand our manufacturing facilities and infrastructure during the remainder of the year as part of our strategic growth plan. Our board of directors approved our obtaining a loan of NIS 10 million (approximately $3.1 million) from Bank Leumi B.M. The loan has a term of ten years, with favorable terms, including a repayment schedule that starts after a 12 month grace period and carried interest of Prime + 1.50%, which is waived for the first year of the loan”, concluded Mr. Yaffe.

Highlights of the First Quarter of 2021 compared to the First Quarter of 2020

•	Revenues were $7.2 million in the first quarter of 2021 compared to revenues of $9.2 million in the first quarter of 2020;

•	Gross profit was $1.1 million (15.9% of revenues) in the first quarter of 2021 compared to $1.8 (19.7% of revenues) in the first quarter of 2020;

•	Operating profit was $136,000 in the first quarter of 2021 compared to operating profit of $612,000 in the first quarter of 2020;

•	Net profit was $223,000 or $0.04 per fully diluted share for the first quarter of 2021 compared to net profit of $541,000 or $0.12 per fully diluted share in the first quarter of 2020;

•	EBITDA was a $577,000 (8.0% of revenues) in the first quarter of 2021 compared to EBITDA of $1.0 million (11.0% of revenues) in the first quarter of 2020;

•	Net cash provided by operating activities amounted to $2.5 million in the first quarter of 2021 compared to net cash provided by operating activities of $1.5 million in the first quarter of 2020; and

•	Cash and cash equivalents as of March 31, 2021 were $6.4 million compared to $4.7 million as of December 31, 2020.

Conference Call
Today, Thursday, May 20, 2021, at 8:30am Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-723-3164
Israel:	03-918-0691
International:	+972-3-918-0691

                                  at:
                   8:30am Eastern Time
5:30am Pacific Time
                   15:30pm Israel Time

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek
Eltek is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is the leading Israeli company in this industry. PCBs are the core circuitry of most electronic devices for which Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and by agents and distributors in Europe, India and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, the impact of COVID-19 on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, shortage of raw materials, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2021	2020

Revenues	7,205	9,157
Costs of revenues	(6,061)	(7,354)
Gross profit	1,144	1,803

Selling, general and administrative expenses	(1,008)	(1,189)
R&D expenses, net	-	(2)
Operating profit	136	612

Financial expenses, net	104	(55)
Other income, net	(2)	(1)
Profit before income tax	238	556

Tax expenses	(15)	(15)
Net Profit	223	541

Earnings per share
Basic and diluted net profit per ordinary share	0.04	0.12

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,840	4,380

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,866	4,382

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	6,406	4,735
Receivables: Trade, net of provision for doubtful accounts	5,770	9,062
Other	938	700
Inventories	4,065	3,704
Prepaid expenses	552	619

Total current assets	17,731	18,820

Long term assets
Restricted deposits	60	62
Severance pay fund	62	64
Operating lease right of use assets	8,694	8,948
Total long term assets	8,816	9,074

Fixed assets, less accumulated depreciation	7,029	7,263

Total Assets	33,576	35,157

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	364	676
Accounts payable: Trade	4,289	4,452
Other	3,378	3,831
Short-term operating lease liabilities	713	742

Total current liabilities	8,744	9,701

Long-term liabilities
Long term debt, excluding current maturities	1,387	1,495
Employee severance benefits	320	338
Deferred tax liabilities	88	84
Long-term operating lease liabilities	8,049	8,272

Total long-term liabilities	9,844	10,189

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,840,357	5,296	5,296
Additional paid-in capital	22,846	22,846
Cumulative foreign currency translation adjustments	2,638	3,153
Capital reserve	1,097	1,084
Accumulated deficit	(16,889)	(17,112)
Shareholders' equity	14,988	15,267
Total liabilities and shareholders' equity	33,576	35,157

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2021	2020
	Unaudited

GAAP net Income (loss)	223	541
Add back items:

Financial expenses, net	(104)	55
Income tax expense	15	15
Depreciation and amortization	443	395
Non-GAAP EBITDA	577	1,006

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended
	March 31,
	2021	2020

Cash flows from operating activities:

Net Income	223	541

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	443	395
Stock-based compensation	13	26
Revaluation of long term loans	-	10
Increase in deferred tax liabilities	8	5
	464	436

Decrease (increase) in operating lease right-of-use assets	4	(5)
Decrease (increase) in trade receivables	3,028	(132)
Decrease (increase) in other receivables and prepaid expenses	(220)	139
Decrease (increase) in inventories	(502)	221
Decrease in trade payables	(200)	(257)
Increase (decrease) in other liabilities and accrued expenses	(323)	520
Increase (decrease) in employee severance benefits, net	(6)	16
	1,781	502

Net cash provided by operating activities	2,468	1,479

Cash flows from investing activities:
Purchase of fixed assets	(208)	(204)
Net cash used in investing activities	(208)	(204)

Cash flows from financing activities:
Short- term bank credit, net	(377)	(438)
Repayment of long-term loans from bank	(38)	(73)
Repayment of credit from fixed asset payables	(11)	(151)
Net cash used in financing activities	(426)	(662)

Effect of translation adjustments	(163)	(27)

Net increase (decrease) in cash and cash equivalents	1,671	586

Cash and cash equivalents at beginning of the period	4,735	1,628

Cash and cash equivalents at period end	6,406	2,214